Filed Pursuant to Rule 433

Registration No. 333-180488

Accelerated Return Notes® (ARNs®) are Market-Linked Investments designed to give you the opportunity to realize enhanced returns without taking on a similarly enhanced level of downside risk from the performance of an underlying market measure. ARNs are unsecured debt securities of an issuing company that are linked to a market measure or asset, such as the S&P 500, stocks or commodities. If held to maturity, ARNs may return a multiple (typically 3x) of any increase in value of the linked market measure, up to a stated cap on the upside, while bearing one-to-one downside exposure to any decrease. You must be willing to forgo interest payments and have your principal at risk from the date of purchase to maturity. Any returns on ARNs, including any repayment of principal, are subject to the credit risk of the issuer.

ARNs are available in $10 increments (a minimum purchase of $1,000 required) with maturities ranging from 6 to 24 months. ARNs can be purchased in new issue offerings or in the secondary market. They are registered with the Securities and Exchange Commission and may not be listed on any securities exchange. ARNs can express a bullish or bearish view, with the positive returns on bearish ARNs based on a multiple of the percentage decline of the linked market measure.

How can ARNs play a role in my investment strategy?

ARNs may be especially effective in moderately positive markets related to the linked market measure because of their potential to enhance returns without forcing you to take on leveraged downside risk from the performance of the linked market measure. If you already have exposure to a variety of asset classes, such as large- and small-cap stocks and different types of commodities, ARNs provide a way to diversify your investment vehicles for holding those asset classes.

What advantages do ARNs provide?

▪	Opportunity for enhanced return. At maturity, you have the opportunity to receive typically three times any positive return of the linked market measure, up to a stated cap on that upside. For example, if your ARN comes with a cap of 21%, and the linked market measure has increased by 3% at maturity, your return on the ARN will be 9%. If the linked market measure has increased by 8% at maturity, your return on the ARN will be capped at 21%.

▪	Diversification. ARNs provide an alternative means of getting exposure to a wide variety of asset classes.

▪	Simplification. Because Market-Linked Investments such as ARNs offer investors a single packaged solution, they may reduce the complicated financial, tax, legal and operational issues surrounding the execution of sophisticated investment strategies.

▪	Complement to a long-term strategy. As investments of relatively short maturity, ARNs may provide a way to enhance returns quickly in sluggish or moderate markets and keep you on track toward meeting your long-term financial objectives.

Merrill Lynch Wealth Management makes available products and services offered by Merrill Lynch, Pierce, Fenner & Smith Incorporated, a registered broker-dealer and member SIPC, and other subsidiaries of Bank of America Corporation.

Investment products:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

What risks do ARNs carry?

▪	Lower returns and loss of principal. If the linked market measure does not perform well, you could experience lower returns than you anticipated or than could have been received from an investment in a conventional bond or in a direct investment in the linked market measure. You can lose some or all of your principal.

▪	Credit risk. Any payments due on ARNs are subject to the credit risk of the particular issuer. If the issuer goes bankrupt or is unable to pay its debts, you could lose all of your investment, even if the underlying market measure performs well. ARNs are unsecured and are not backed by FDIC insurance or other governmental support.

▪	Secondary market risks. You may not be able to sell your ARNs in the secondary market, and Merrill Lynch is not obligated to purchase them from you. The price at which you may be able to sell your ARN may be lower than the price you paid for it due to a number of factors, including changes in the linked market measure’s performance, the creditworthiness of the issuer, the cost of developing, hedging and distributing the ARNs, as well as the issuer’s borrowing rate for issuing Market-Linked Investments.

▪	Specific risks of the linked market measure. There are specific risks associated with the linked market measure. You should be familiar with these risks before investing.

▪	Tax consequences. The appreciation on ARNs will generally be taxed as capital gains. The U.S. federal tax treatment is uncertain, and you should consult your own tax advisor before investing.

What charges do I pay when purchasing an ARN, and how does Merrill Lynch benefit?

The $10 per unit you pay for a newly issued ARN includes compensation to Merrill Lynch for distributing the ARN and may include an estimated profit credited to Merrill Lynch from related hedging arrangements associated with the ARNs. These fees and charges, as well as the rate at which the issuer borrows funds under the ARN, reduce the economic terms of the ARN to you and result in its estimated initial value being less than the offering price. This is discussed in more detail in the offering documents. If you buy or sell ARNs on the secondary market, you may pay trading commissions and markups.

The trading, hedging and investment activities conducted by Merrill Lynch and its affiliated companies in the ordinary course of business may affect the return on the ARNs. When ARNs are issued by Bank of America Corporation (the parent company of Merrill Lynch), the proceeds will be used for the company’s operating or funding needs.

Merrill Lynch offers a variety of Market-Linked Investments in four basic categories...

Offer exposure to the upside performance of the linked market measure with no or limited exposure to declines in the value of that market measure at maturity. Payments remain subject to issuer credit risk.

May offer access to less readily available markets that may not be available through the other categories. Usually have one-to-one upside and downside exposure similar to a direct investment in the linked market measure.

Offer periodic, variable or fixed interest payments with, in some instances, an added payout at maturity based on the performance of the linked market measure. Generally offer no or limited market downside protection.

Offer the potential to receive better-than-market returns if the linked market measure performs well, often up to a cap. Generally offer no or limited market downside protection.

IMPORTANT NOTICE: This fact sheet provides an overview of ARNs only and does not provide the terms of any specific security proposed to be sold. Merrill Lynch will furnish you with a prospectus that contains the terms of the relevant offering. Prior to making any decision to invest, you should read that prospectus for a detailed explanation of the terms, risks, tax treatment and other relevant information. Additionally, you should consult your accounting, legal or tax advisors before investing.

Prior to selling any particular ARN, the issuer will have filed with the Securities and Exchange Commission (SEC) a registration statement, including a prospectus, containing more complete information about the potential offerings described in this fact sheet. Before investing, you should carefully read the relevant prospectus and the other documents filed by the issuer with the SEC. You may obtain these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or Merrill Lynch will arrange to have the documents sent to you by calling Merrill Lynch toll-free at 1-866-500-5408.

Merrill Lynch Wealth Management is a registered trademark of Bank of America Corporation.

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